Lang Michener LLP
BARRISTERS & SOLICITORS

Vancouver Toronto Ottawa	1500 - 1055 West Georgia Street, P.O. Box 11117 Vancouver, British Columbia, Canada V6E 4N7 Telephone (604) 689-9111 Facsimile (604) 685-7084

File Number: 57432-8

Web site: www.langmichener.com

Direct Line: (604) 691-7410
Direct Fax Line: (604) 893-2669
E-Mail: mtaylor@lmls.com

April 27, 2006

BY COURIER & FILED BY EDGAR
MAIL STOP 6010

The United States Securities
and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, D.C. 20549-6010

Attention: Mr. Perry Hindin,

Dear Sirs/Mesdames:

Mobilemail (US) Inc. (the "Company")
Registration Statement on Form SB-2 (new)
Filed April 27, 2006
SEC File No. 333-130415

Further to our telephone discussions, we advise that the Company has filed a new Form SB-2 Registration Statement in order to qualify the resale of the shares that were originally registered on the Company's Form SB-2 Registration Statement filed on December 16, 2005, as amended and declared effective, and subsequently withdrawn. We enclose two copies of the new Form SB-2 Registration Statement for your review. We also enclose two redlined copies showing changes made from the Amendment No. 4 to the original Form SB-2 Registration Statement.

In general and in accordance with our discussions, the new Registration Statement has been amended to reflect the following:

1.	Extensive disclosure regarding the amendment and restatement to the Company's financial statements has been included.

2.	Risk Factors relating to the restatement of the financial statements have been added.

3.	The disclosure relating to the transactions between the Company, MobileMail Inc. and The MobileMail Technology Partnership LLP has been expanded.

4.	General corporate information has been updated.

Please advise if you require any further information from us or the Company in connection with your review.

Yours truly,

/s/ Michael H. Taylor

Michael H. Taylor
for Lang Michener LLP

MHT/jl Encls.

cc:	Mobilemail (US) Inc.
Attention: Mr. Gary Flint, CEO